This announcement is made with regard to the securities of a foreign company in reliance on the exemption afforded under Rule 802 of the U.S. Securities Act of 1933, as amended. The offer of the New Guarantee is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for Noteholders to enforce their rights and any claim they may have arising under the federal securities laws, since the New Guarantor is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Noteholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

s-Hertogenbosch, The Netherlands, March 1, 2017

INNOGY FINANCE B.V.

ANNOUNCES IMPLEMENTATION OF
EXTRAORDINARY RESOLUTION

Reference is made to the invitation dated December 21, 2016 published by innogy Finance B.V. (the Invitation) and the noteholder meeting (Gläubigerversammlung) (the Noteholder Meeting) held on January 11, 2017 at 11.00 (CET) in Amsterdam.

Terms defined in the Invitation have the same meaning when used in this announcement. The Invitation is available at the Federal Gazette (Bundesanzeiger).

On February 28, 2017 the Extraordinary Resolution passed at the Noteholder Meeting in relation to the 2020 Notes (ISIN: XS0878010718) has been implemented.

Upon implementation of the Extraordinary Resolution, the change of guarantor has become effective and RWE Aktiengesellschaft has been replaced by innogy SE as guarantor of the 2020 Notes. Consolidated versions of the Conditions of the 2020 Notes are available on the following website: https://iam.innogy.com/en/about-innogy/investor-relations/bonds/innogy-bonds.

GENERAL

This notice must be read in conjunction with the Invitation. Noteholders are advised to read the Invitation carefully for full details of the Consent Solicitations. None of the Issuer, the Existing Guarantor, the New Guarantor, the Solicitation Agents, the Tabulation and Voting Agent, the Scrutineer or any of their respective directors, officers, employees or affiliates makes any representation or recommendation whatsoever regarding the Consent Solicitations. If any Noteholder has any doubt as to the action it should take, it is recommended to seek its own advice, including as to any tax consequences, from its legal adviser, intermediary, accountant or other independent adviser.

The Issuer has appointed Citigroup Global Markets Limited and The Royal Bank of Scotland plc (trading as NatWest Markets) as Solicitation Agents and Lucid Issuer Services Limited as Tabulation and Voting Agent in connection with the Noteholder Meeting.

SOLICITATION AGENTS

Citigroup Global Markets Limited	The Royal Bank of Scotland plc (trading as NatWest Markets)

Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom	250 Bishopsgate London EC2M 4AA United Kingdom

For information by telephone: +44 20 7986 8969	For information by telephone: +44 20 7085 6124
Attention: Liability Management Group	Attention: Liability Management
Email: liabilitymanagement.europe@citi.com	Email: liabilitymanagement@rbs.com

TABULATION AND VOTING AGENT	SCRUTINEER

Lucid Issuer Services Limited	Dr. Christiane Mühe

Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom	An der Welle 3 60322 Frankfurt am Main Germany

For information by telephone: +44 20 7704 0880	For information by telephone: +49 69 7171 990
Attention: Paul Kamminga / Arlind Bytyqi	Email: christiane.muehe@gerns.eu
Email: innogy@lucid-is.com